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02019669

UNITED STATES
IES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SEC FILE NUMBER
8-51306

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING January 1, 2001 (MM/DD/YY) AND ENDING December 31, 2001 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER - DEALER: Watcher Financial Services LLC / formerly WorldXT LLC

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

70 Hudson Street
(No. and Street)

Jersey City	New Jersey	07010
(City)	(State)	(Zip Code)

SEC MAIL PROCESSING RECEIVED MAR 04 2002 143 WASH. D.C. SECTION

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

John Mullin — 201-761-7000 (Area Code - Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Deloitte & Touche LLP
(Name - if individual, state last, first, middle name)

Two World Financial Center	New York	New York	10281-1414
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

PROCESSED
P MAR 21 2002
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (3-91)

AFFIRMATION

I, John Mullin, affirm that, to the best of my knowledge and belief, the accompanying financial statements and supplemental schedules pertaining to WorldXT LLC for the year ended December 31, 2001, are true and correct. I further affirm that neither the Company nor any officer or director has any proprietary interest in any account classified solely as that of a customer.

[signature]	February 22, 2002
Signature	Date
President	
Title	

[signature]

Notary Public

AFRODITI C. KONTOS
NOTARY PUBLIC OF NEW JERSEY
MY COMMISSION EXPIRES JULY 15, 2003

Deloitte & Touche LLP
Two World Financial Center
New York, New York 10281-1414

Tel: (212) 436-2000
Fax: (212) 436-5000
www.us.deloitte.com

Deloitte & Touche

INDEPENDENT AUDITORS' REPORT

To the Board of Directors and Member of
WorldXT LLC

We have audited the accompanying statement of financial condition of WorldXT LLC (the "Company") as of December 31, 2001, that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, such statement of financial condition presents fairly, in all material respects, the financial position of WorldXT LLC at December 31, 2001, in conformity with accounting principles generally accepted in the United States of America.

Deloitte + Touche LLP

February 22, 2002

WorldXT LLC

STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2001

ASSETS

Cash and cash equivalents	$ 114,355
Goodwill (net of accumulated amortization of $6,600)	37,400
Prepaid expenses	6,605
Receivable from Parent	379
TOTAL ASSETS	$ 158,739

MEMBER'S EQUITY	$ 158,739

See notes to statement of financial condition.

WorldXT LLC

NOTES TO STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2001

1. NATURE OF OPERATIONS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Nature of Operations - WorldXT LLC (the "Company"), formerly Watcher Financial Services LLC ("WFS"), is a registered broker-dealer with the Securities and Exchange Commission and a member of the National Association of Securities Dealers, Inc.. The Company is a non-operating entity formed to engage in trade execution services and is a wholly-owned subsidiary of Datek Online Holdings Corp. (the "Parent").

On March 9, 2001, WFS, a Delaware limited liability company, was formed. Effective April 3, 2001, the Parent purchased all of the issued and outstanding stock of Asset Sciences Portfolio Services, Inc. ("ASPS"), an inactive broker-dealer, for $56,003. This transaction, accounted for using the purchase method of accounting, resulted in goodwill of $44,000, which was pushed down to the Company. Concurrently, ASPS was merged into WFS.

Use of Estimates - The preparation of the Company's statement of financial condition in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the statement of financial condition and related disclosures. Management believes that the estimates utilized in the preparation of the statement of financial condition are prudent and reasonable. Actual results could differ materially from these estimates.

Cash and cash equivalents - The Company considers all highly liquid investments with original maturities of three months or less to be cash equivalents.

Goodwill – Goodwill is amortized on a straight-line basis over seven years.

Income Taxes – The results of operations of the Company are included in the consolidated U.S. Federal income tax return of the Parent. As a single member limited liability company ("LLC"), the Company is treated as a branch for tax purposes; however, the Parent allocated, for the full year, income taxes to its subsidiaries in a manner that approximates the separate company method.

The Company uses the asset and liability method in providing income taxes on all transactions that have been recognized in the statement of financial condition. The asset and liability method requires that deferred taxes be adjusted to reflect the tax rates at which future taxable amounts will be settled or realized. The effects of tax rate changes on future deferred tax liabilities and deferred tax assets, as well as other changes in income tax law, are recognized in net earnings in the period such changes are enacted. Valuation allowances are established when necessary to reduce deferred tax assets to the amounts expected to be realized.

*New Accounting **Pronouncements*** – On July 20, 2001, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 142 ("SFAS 142"), *Goodwill and Other Intangible Assets.* SFAS 142 is effective for fiscal years beginning after December 15, 2001, and the provisions of the SFAS 142 are required to be adopted by the first quarter of 2002. SFAS 142 changes the accounting for goodwill from the amortization method to an impairment-only method. Thus, amortization of goodwill, including goodwill recorded in past transactions, will cease upon the adoption of SFAS 142. This change does not impact the current year statement of financial condition.

2. RELATED PARTY TRANSACTIONS

Receivables from parent at December 31, 2001 consist primarily of tax benefits due.

3. INCOME TAXES

In accordance with the terms of a tax allocation agreement with the Parent, all current taxes are offset with all other intercompany balances with the Parent.

4. NET CAPITAL

The Company is a registered broker-dealer and, accordingly, is subject to the net capital requirements of Rule 15c3-1 (the "Rule") under the Securities Exchange Act of 1934, which require the maintenance of minimum net capital and require that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2001, the Company had net capital of $112,068, which was $107,068 in excess of its required net capital of $5,000 and its aggregate indebtedness was 0 times its net capital.

The Company may from time to time in the future return excess capital to the Parent. Advances to the Parent and its affiliates, returns of capital and other equity withdrawals are subject to certain notifications and other provisions of the Rule.

* * * * * *

Deloitte & Touche LLP
Two World Financial Center
New York, New York 10281-1414

Tel: (212) 436-2000
Fax: (212) 436-5000
www.us.deloitte.com

Deloitte & Touche

February 22, 2002

WorldXT LLC
70 Hudson Street
Jersey City, New Jersey 07302

In planning and performing our audit of the financial statements of WorldXT LLC (the "Company") for the year ended December 31, 2001 (on which we issued our report dated February 22, 2002), we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing an opinion on the financial statements and not to provide assurance on the Company's internal control.

Also, as required by Rule 17a-5(g)(1) under the Securities Exchange Act of 1934, we have made a study of the practices and procedures (including tests of compliance with such practices and procedures) followed by the Company that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. We did not review the practices and procedures followed by the Company in making the quarterly securities examinations, counts, verifications, and comparisons, and the recordation of differences required by Rule 17a-13 or in complying with the requirements for prompt payment for securities under Section 8 of Regulation T of the Board of Governors of the Federal Reserve System, because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal control and of the practices and procedures, and to assess whether those practices and procedures can be expected to achieve the Securities and Exchange Commission's (the "Commission") above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized acquisition, use, or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal control or the practices and procedures referred to above, misstatements due to error or fraud may occur and not be detected. Also, projections of any evaluation of the internal control or of such practices and procedures to future periods are subject to the risk that they may become inadequate because of changes in conditions or that the degree of compliance with the practices or procedures may deteriorate.

Our consideration of the Company's internal control would not necessarily disclose all matters in the Company's internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of one or more of the internal control components does not reduce to a relatively low level the risk that misstatements caused by error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving the Company's internal control and its operation (including control activities for safeguarding securities) that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Commission to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2001, to meet the Commission's objectives.

This report is intended solely for the information and use of the board of directors, management, the Securities and Exchange Commission, the National Association of Securities Dealers, Inc., and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Yours truly,

Deloitte + Touche LLP

WorldXT LLC
(S.E.C. I.D. No. 8-51306)

STATEMENT OF FINANCIAL CONDITION
AS OF DECEMBER 31, 2001
AND
INDEPENDENT AUDITORS' REPORT
AND
SUPPLEMENTAL REPORT ON INTERNAL CONTROL

****

Filed pursuant to Rule 17a-5(e)(3) under the
Securities Exchange Act of 1934
as a PUBLIC DOCUMENT.